
QUINN
In-home Personal Shopping Platform

PROBLEM

DEPT STORES

Declining in-store traffic



Losing market share to e-commerce players

CUSTOMERS

Too busy to shop



Want personalized seamless experience

SOLUTION

On-demand personal stylist that comes directly to you

STEP 1


QUINN
PERSONAL SHOPPING
WARDROBE STYLING

Book a stylist at
the tap of a button

STEP 2


QUINN
What's the occasion?
Work
Date Night
Wedding
Casual
Formal Event
Night Out
Travel
Gift
I Don't Know
Other
Back
Confirm

Enter the occasion
for your outfit

STEP 3


QUINN
What are you looking for?
Other
Back
Confirm

Select the items you
need and your budget


QUINN
PERSONAL
SHOPPING
WARDROBE
STYLING

Click this page to watch demo:

https://youtu.be/Jya18VgqZ7o

WHY NOW?

Customers want convenient & personalized shopping experiences

WEALTHY 1% HAVE	BUT NOW THERE'S…	VALUATION
PERSONAL STYLISTS	STITCH FIX	$2B
CHAUFFEURS	UBER	$68B
PERSONAL ASSISTANTS	instacart	$4B
PERSONAL SHOPPERS	ENJOY	$1.1B

DEMOCRATIZED LUXURY IN FASHION


Premium / Luxury Market
VALUATION
QUINN
?
PERSONAL STYLISTS
Value / Mass Market
STITCH FIX
$2B

BUSINESS MODEL

Retailers pay

25% Commission

$150

on $600 AOV

+

Customers pay

Styling fee / Appt

$80

Sold as 5-appt Package

TRACTION & KEY METRICS

Purchase rate / Appt	Avg Spend / Appt	Clothing Returns Rate	Customer Satisfaction
90%	**$600**	**3.7%**	**4.5**
	(vs $160 for Stitch Fix)	(vs 25% Industry Avg.)	

PARTNERSHIPS

Paid Pilot

Neiman Marcus

Pipeline

MICHAEL KORS

RALPH LAUREN

INTERMIX

CLUB MONACO

MARKET

Vast opportunity in additional income segments

(No styling fee for purchases over $250)


$5B
$9B
$23B

Annual Income	**$150,000**	**$90,000**	**$75,000**
Annual Spend	**$3,500**	**$2,800**	**$1,750**
Gross Margins	**73%**	**58%**	**47%**

$2.5B ADDRESSABLE MARKET IN KEY CITIES

With only 2.8% market penetration


$83M
San Francisco
Los Angeles
$382M
$260M
Chicago
$126M
Dallas
Houston
$221M
Atlanta
$45M
Miami
$43M
DC
$65M
Boston
$64M
NYC
$1.1B
Philadelphia
$146M

CUSTOMER ACQUISITION

FREE in-person styling consultations



EMAIL MARKETING

- 25% monthly growth rate
- 4,000 emails in pipeline
- 1.25% conversion over 60 days

CORPORATE EVENTS

- In-office Style Consultations
- Pipeline of 10 companies
- 15% conversion over 7 days

RETAIL PARTNERS

- Paid pilot with Neiman
- 150 customers using QUINN
- 4 fashion brands in pipeline

HOW WE ONBOARD STYLISTS

Step 1
SOURCING

Sourcing Stylists:
- Partnership with Fashion Schools
- Referral Network of Stylists
- Traditional Job Websites

Step 2
VETTING

Minimum Criteria:
- 1 Year of Styling / Retail Experience
- In-person Interviews with Style Team
- 2 Work References

Step 3
TRAINING

2-Week QUINN Stylist Certification
- Art & Science of Styling
- Client Relations
- Mock Appointments

Step 4
REVIEW

On-going Training & Check-ins
- Weekly Check-in on Milestones
- Review Client Feedback
- Review Company Protocols

COMPETITION


DEEP WARDROBE KNOWLEDGE
QUINN
Fitz
SNAP + STYLE
ONLINE ONLY
IN-PERSON
STITCH FIX
amazon
BOON+GABLE
STYLELAB
TRUNK CLUB
ALLUME
LIGHT WARDROBE KNOWLEDGE

OUR VISION

Transform the entire retail value chain for apparels



Acquire More Data
Attract More Customers
DEMAND
QUINN
Great Shopping Experience
Improve Styling Algorithnm
SUPPLY
Better recommendations
Data-driven Apparel design

TEAM



JOHN OREKUNRIN
Co-founder & CEO
Economics, Brown University



DIANA MELENCIO
Co-founder
Finance, San Francisco State

ADVISORS

AL SAMBAR
Managing Partner
Accenture Retail Operations Group

LISA BALTER SAACKS
Head of Business Development
BlueTarp Financial

RETAIL PARTNERS

LORD & TAYLOR

SAKS FITH AVENUE

NEIMAN MARCUS

INVESTORS

xrc labs nyc

RISEFUND



JASON CALACANIS

THANK YOU

JOHN@QUINNSTYLE.COM